Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

January 22, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 21, 2026, The Nasdaq Stock Market (the "Exchange") received from Xsolla SPAC 1 (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant

Class A ordinary shares, $0.0001 par value per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,